Skyline Corporation
P.O. Box 743 (46515-0743)
2520 ByPass Road
Elkhart, Indiana 46514-1584
(574) 294-6521

February 6, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: John Cash, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skyline Corporation

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed August 22, 2014

Definitive Proxy Statement on Schedule 14A

Filed August 29, 2014

File No. 001-04714

Dear Mr. Cash:

We have received your letter dated February 2, 2015 detailing your office’s review of the above-referenced filings. On behalf of Skyline Corporation (“Skyline” or the “Company”), below are our responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

* * * * *

Definitive Proxy Statement on Schedule 14A

Retirement Benefits, page 15

1. We note that you have entered into retirement benefit arrangements with your named executive officers and that you reference a Supplemental Retirement Benefits Plan. Please file such arrangements as exhibits to your future Exchange Act filings. See Item 601(b)(10)(iii) of Regulation S-K.

Response: As requested, the Company will file the Supplemental Retirement Benefits Plan arrangements as exhibits to the Company’s future Exchange Act filings.

* * * * *

On behalf of the Company, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 6, 2015

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (574) 350-2275.

Sincerely,

/s/ Jon S. Pilarski

Jon S. Pilarski
Chief Financial Officer

cc:	Scott R. Troeger, Esq.

David P. Hooper, Esq.